Adorys Velázquez avelazquez@velaw.com

Tel +1.212.237.0036 Fax +1.917.849.5352

October 15, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprague Resources LP

Amendment No. 8 to Registration Statement on Form S-1

Filed October 1, 2013

File No. 333-175826

Dear Mr. Schwall:

On behalf of Sprague Resources LP (the “Registrant”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 9 (“Amendment No. 9”) to the above-referenced registration statement on Form S-1 (as amended, the “Registration Statement”), which has been marked to show changes made since the filing of Amendment No. 8 to the Registration Statement, filed with the Commission on October 1, 2013 (“Amendment No. 8”). A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the response of the Registrant to the oral comment (the “Oral Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via a telephone conversation on October 2, 2013 with respect to the above-referenced filing. For your convenience, the response to the Oral Comment is prefaced by text, in bold italicized type, that is substantially similar to the Staff’s Oral Comment. In addition, pursuant to a telephone conversation with the Staff on October 11, 2013, in this letter, we also set forth the purpose of the Registrant’s potential filing today of an acceleration request letter with respect to the Registration Statement.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Oral Comment

On page 10, under the caption “Formation Transactions,” it states that “Sprague Operating Resources LLC will distribute to Sprague Holdings … an aggregate of $155.8 million of accounts receivable or a combination of accounts receivable and cash. The cash portion, if any, is not expected to exceed $25 million … .” Please revise this disclosure to clarify whether the $25 million in cash is in addition to, or included in, the $155.8 million.

Response: The Registration Statement has been revised as requested to clarify that the total amount of the distribution is $155.8 million, and the $25 million is included in the total. Please see page 10 of Amendment No. 9.

Anticipated Filing of Acceleration Request Today

The Registrant expects to begin its road show tomorrow, October 16th, and anticipates that it will price the offering on or about October 24th. Given the uncertainty surrounding the availability of the Staff after October 17th to declare registration statements effective, the Registrant anticipates that it (and the underwriters in the offering) will file separately today acceleration requests with respect to the Registrant Statement. Such acceleration requests will seek effectiveness of the Registration Statement as of 4:00 p.m. Eastern time tomorrow, October 16th, in order to ensure that pricing will not be delayed in the event of Staff unavailability after October 17th.

General

The Registrant notes that it has filed all required exhibits in previously filed amendments to the Registration Statement. Amendment No. 9 filed today includes the price range of the offering and executed copies of Exhibits 5.1 and 8.1.

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Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ ADORYS VELAZQUEZ
Adorys Velazquez

Cc:	Caroline Kim (Commission)

Laura Nicholson (Commission)

Ethan Horowitz (Commission)

Jennifer O’Brien (Commission)

Paul A. Scoff (Registrant)

Gary Rinaldi (Registrant)

Joshua Davidson (Baker Botts L.L.P.)

Douglass M. Rayburn (Baker Botts L.L.P.)